April 17, 2007

By U.S. Mail and Facsimile (805)545-8599

Alison Davis
Chief Executive Officer
Belvedere SoCal
One Maritime Plaza, Suite 825
San Francisco, California 94111

Re: Belvedere SoCal
Registration Statement on Form S-4
Filed March 20, 2007
File No. 333-141453

Dear Ms. Davis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide us with any internal information provided by either of the companies to the other company or to a financial advisor for the other company. Disclose any material information and the material assumptions underlying this information or advise us that all the material information is already disclosed in the document. For example, we note the statement at the bottom of page 30 that KBW reviewed "financial information made available by SoCal management, including financial projections."

2.   Please provide the staff with copies of the board books, presentations and any other materials provided by financial advisors to the respective boards or management teams in connection with the transaction.

Cover Page / Shareholder letter

3.   If possible, please revise the first paragraph to state how many warrants each shareholder will receive per share.

4.   Please revise to disclose the company's plans to have its shares quoted on the OTC Bulletin Board.

Introduction

5.   The purpose of the page following the Notice of Special Meeting is not clear. The prospectus must have a single cover page and include the information required by Item 501 of Regulation S-K or S-B. Please delete this page, revise it to use it as a cover page for the Prospectus or explain to us why it is essential.

Questions and Answers …, page iii

6.   Revise to add a Q&A for dissenters' rights and include therein the procedures required to perfect holders' dissenters' rights.

Summary, page 1

7.   Revise the last paragraph on page 2 to also disclose the net income and shareholders' equity for the same periods.

8.   We note your disclosure on page two that following the merger and assuming that all of Professional Business Bank's current stock options are exchanged for SoCal options, the Fund will beneficially own 51% of SoCal. Please revise to also disclose the beneficial ownership percentage by the Fund assuming that all warrants issued by SoCal are exercised. Please similarly revise your risk factors on page 15 regarding concentrated ownership and beneficial ownership by the Fund.

Information about the Business Plan …, page 3

9.   Revise the first paragraph to either add a cross-reference to a more complete discussion or add disclosure regarding the "management agreement" to explain what the "certain services" are, who performs those services currently and the estimated annual expense under the "management agreement."

10.   Revise to add a risk factor for the "organic growth plan to result in yearly losses" as explained in the narrative of the first bullet.

11.   Revise the second bullet to clarify that there are no plans, arrangements, or understanding to make any acquisitions.

Warrants, page 4

12.   Revise to explain how the warrants will be distributed. In this regard, we note that 6% will be issued to existing SoCal holders and 2% will be issued to Professional holders who receive SoCal shares. Since this means one warrant will be issued for approximately every 16 shares of SoCal and one warrant will be issued for every 50 shares of new SoCal shares, how is this mechanically accomplished? In addition, provide an example herein to illustrate how this will be done.

Tax Effects of the Transaction, page 4

13.   Please revise this section to specifically identify the opining tax counsel and the nature/content of counsel's opinion.

14.   Please revise the final statement of this section to state that shareholders are encouraged to consult their tax advisor about the "specific" tax consequences of the merger to them.

Professional Business Bank Shareholders Should Make a Timely Election, page 5

15.   Please revise to disclose when and how shareholders will be able to make their election.

16.   Since it is unlikely that shareholders in the aggregate will elect to receive exactly 47.5% of the total consideration in the form of SoCal common stock, it appears unlikely that many shareholders will receive exactly the type of consideration they elect. Please revise to clarify this in the Summary, in the Risk Factor on page 15, and elsewhere in the document as necessary.

17.   We note that investors will be given the opportunity to elect cash, shares or a combination of cash and shares sometime after their decision regarding the approval of the merger. It is unclear how much time may elapse between shareholders' decision regarding their vote on the merger and their election decision. Please provide your analysis regarding your election of consideration procedures, in the event that shareholders might make their election a considerable time after they have cast their votes on the merger, comply with the requirements of the Williams Act. In particular, please supplementally advise the staff whether you intend to provide shareholders with an updated prospectus or to otherwise comply with Regulation 14d of the Exchange Act. Please refer to Commission Release 33-5927 and the request of no-action relief Dauphin Deposit Corporation, made available February 7, 1983.

Accounting Treatment, page 6

18.   Please revise to disclose the accounting acquirer, basis for the conclusion, and impact of that determination upon how you will record the merger transaction. Please similarly revise your disclosure regarding the accounting treatment on page 47.

Benefits to Certain Officers …, page 7

19.   Revise the first bullet to disclose the number of options, how many are unvested, and the value to be received (cash or share value less exercise price).

Termination Fees…, page 8

20.   Please quantify the fees.

Transaction Fees…, page 8

21.   Please quantify the fees.

Risk Factors, page 14

22.   You detail the significant decrease in SBA loan origination and sale activity since 2005 due to rising interest rates. Include a risk factor discussing how this has impacted your results of operations, specifically your non-interest income as noted on page 78 and in your financial statements.

SoCal has no Operating History…, page 14

23.   Revise herein or add another risk factor and disclose how much the deal will cost SoCal, i.e., merger costs and $23 per share for the shares to be bought. In addition, explain how it will be financed, how much debt and equity will be added or reduced giving effect to the cashout and any equity or debt to be contributed to the Bank and the resultant impact on such matters as debt load, return on equity, EPS and book value per share.

After the merger, the Fund…page 15

24.   Please revise the subheading to clarify what is meant by "a significant percentage of our stock."

Professional Business Bank shareholders …, page 16

25.   Revise to add disclosure of the dilution assuming all warrants are exercised. In addition, disclose the estimated pre-merger and post-merger book value per share.

SoCal expects to incur significant costs associated with the merger, page 16

26.   Please revise your risk factor and your disclosure regarding the treatment of stock options on page 51, to quantify your estimate of expenses to be incurred due to accelerated vesting of Professional Business Bank options and the exchange of unexercised Professional Business Bank options for SoCal options. Please provide us with your supporting calculations and assumptions.

Future issuances ..., page 19

27.   Revise to disclose the tradability of shares acquired by exercise of the warrants.

Adjournments, page 26

28.   Revise to state that you will not use discretionary authority granted by proxies voted against the reorganization to adjourn the meeting to solicit additional votes.

Background of the Merger, page 27

29.   If material, please revise to discuss the role of the warrants in the negotiation of the terms of the merger.

30.   Please confirm to us that, beginning approximately October 2, 2006, KBW represented only Professional Business Bank in the negotiations and did not represent the Fund.

Recommendation of, and Factors Considered by…, page 28

31.   Revise to name the financial and legal advisors.

32.   At the bottom of page 29 you state that the board determined to support the merger agreement "by majority vote." Please clarify the extent to which members of the board did not vote in favor of the merger.

Opinion of Professional Business Bank's Financial Advisor, page 30

33.   Disclose any association between Professional Business Bank and KBW within the past two years for which the financial advisors received remuneration, including the amount of the remuneration. Supplementally advise as to its relationship and fees earned from SoCal and its affiliates during the last 2 years.

Dissenter's Rights, page 47

34.   Please clarify whether the failure to vote against the proposal will constitute a waiver of appraisal rights. Refer to Instruction 1 to Item 3 of Schedule 14A.

SOCAL STOCK, page 59

35.   Revise to explain how the 1,000 shares outstanding will be converted to represent ownership of 51% of the post-merger entity.

Management After the Merger, page 89

36.   Please disclose the information required under Item 18(a)(7)(ii) and (iii) of Form S-4, regarding executive compensation and related transactions.

Professional Business Bank Management's Discussion and Analysis

Noninterst Income, page 78

37.   We note your disclosure regarding the decrease in gains on sale of the guaranteed portion of SBA 7A loans during the periods presented. Please revise to quantify the volume of loan sales of this type of loan for each period presented.

38.   We note your disclosure that noninterest income includes income related to SBA packaging and referral fee income. Please revise to describe your SBA packaging and referral activities and explain why you had an increase in this type of income when there was lessened demand for the purchase of the guaranteed portion of SBA 7A loans. Quantify the volume of SBA packaging and referral activities and the related income for each period presented.

Nonperforming assets, page 82

39.   We note your disclosure that Professional Business Bank has had no significant nonaccrual loans and has experienced no loan losses since its inception in 2001. Please revise to quantify the amount of loans that are past due 90 days or more but still accruing and any potential problem loans for the periods presented. Refer to Item III(C) of Industry Guide 3.

40.   We note your disclosure regarding your participation in the California Pollution Control Financial Authority ("CalCAP") program to originate loans to qualified small businesses. Please tell us the following with respect to the bank's participation in this program:

    •   how the amounts contributed by the bank are determined;
    •   when the funds are contributed to the loss reserve account, such as when the loan is originated or periodically over the life of the loan;

- whether the bank's potential credit losses are limited to the amount contributed to the loss reserve account;
- how credit losses are shared between the bank and CalCAP;
- how the contributions to the loss reserve account by CalCAP are factored into the pricing and terms of the loans when originated;
- whether you receive interest on the interest-bearing demand account used as the loss reserve account;
- your basis for expensing the contributions to the loss reserve account, citing the specific authoritative guidance upon which you rely; and
- your basis for reporting the contributions as noninterest expense, citing the specific authoritative guidance upon which you rely.

<u>Provision and Allowance for Loan Losses, page 83</u>

41.   Please revise to clearly describe how changes in asset quality and other factors impacted your determination of the amount of the allowance and provision for credit losses for each period presented. Describe the underlying reasons why the allowance as a percentage of total loans decreased significantly at December 31, 2006 compared to December 31, 2005.

42.   In light of the significance of the unallocated portion of your allowance for loan losses, please revise to provide a more robust discussion clearly describing how you determine this element of your allowance. Describe the specific factors considered and changes in those factors that resulted in the increase in the unallocated portion relative to the total allowance.

<u>Funding, page 85</u>

43.   We note your disclosure on page F-18 that at December 31, 2006 26 depositors comprised 37% of total deposits. Please revise to disclose this concentration and the related risks in your discussion and analysis regarding funding and liquidity.

<u>Management after the Merger, page 89</u>

44.   Revise to add the age and clarify where each person has been employed during the last 5 years as well as for the executive officers listed on page 91.

<u>Professional Business Bank Consolidated Financial Statements</u>

<u>General</u>

45.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

<u>Note C – Loans, page F-14</u>

Alison Davis
Belvedere SoCal
April 17, 2007
Page 8

46.   We note your disclosure on page F-15 regarding SBA loans originated for sale to institutional investors. Please tell us how you present the related cash flows for the origination and sales on your Statements of Cash Flows. Describe for us any other types of loans that you typically originate with the intent to sale. Refer to paragraph 9 of SFAS 102.

Note G – Income Taxes, page F-18

47.   We note your disclosure on page F-19 that the valuation allowance was established because the bank has not reported earnings sufficient enough to support the full recognition of the deferred tax assets. Please provide us with your comprehensive analysis describing how you determined the amount of deferred tax asset that was more likely than not realizable at December 31, 2005 and 2006. In your analysis please provide us with your supporting calculations and specifically address the positive and negative indicators outlined in paragraphs 20 – 25 of SFAS 109.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

48.   Please include an updated consent from your independent accountants in your next amendment.

Appendices

49.   Revise to paginate the Appendices by using A-1, A-2, B-1, B-2, C-1, C-2, etc.

Exhibit 5.1

50.   Please obtain a revised legality opinion from counsel, stating that the warrants being registered will be "binding obligations" of the company.

                                *   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: John F. Stuart, Esq.
        Kenneth E. Moore, Esq.
        Reitner, Stuart & Moore
        1319 Marsh Street
        San Luis Obispo, California 93401

        Barbara S. Polsky, Esq.
        Joshua A. Dean, Esq.
        Manatt, Phelps & Phillips, LLP
        11355 West Olympic Boulevard
        Los Angeles, California 90064